Filed by Aixtron Aktiengesellschaft pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Genus, Inc.

Subject Company’s Exchange Act File No.: 0-17139

LUMILEDS and AIXTRON

sign 4 years epi systems supply contract

Aachen/San Jose, July 7, 2004—LUMILEDS issues a long-term purchase order to AIXTRON for its anticipated epi system capacity ramp up within the coming 4 years. This purchase order includes a significant number of AIXTRON Planetary Reactors® for LUMILEDS’ Luxeon™ products.

Paul Hyland, President and CEO of AIXTRON, said: “LUMILEDS is universally acknowledged as the leading player in the high power LED lighting industry and we are very proud about this significant commitment and trust in AIXTRON technology by LUMILEDS. This agreement reflects the biggest order AIXTRON has taken in its history, made even more significant by LUMILEDS leadership position”.

Mike Holt, President and CEO of LUMILEDS commented: “AIXTRON and LUMILEDS have developed and maintained, a strong partnership over a long period of time, allowing LUMILEDS to rapidly expand in response to the growing LED market demands”.

LUMILEDS Lighting is the world’s leading manufacturer of high-power LEDs and a pioneer in the use of solid-state lighting solutions for everyday purposes including general lighting, automotive lighting, traffic signaling, signage and LCD backlighting. The company’s patented Luxeon Power Light Sources are the first to combine the brightness of conventional lighting with the small footprint, long life and other advantages of LEDs. Lumileds also supplies core LED material and LED packaging, and manufactures billions of LEDs annually. A joint venture between Agilent Technologies and Philips Lighting, Lumileds is headquartered in San Jose, California, with operations in the Netherlands, Japan and Malaysia and sales offices throughout the world.

www.Lumileds.com

AIXTRON is, as verified by a independent market research institute, the world leading supplier of equipment for semiconductor epitaxy. Its equipment is used by a diverse range of customers worldwide to manufacture critical, advanced components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading edge technologies. AIXTRON AG (FSE: AIX ISIN DE0005066203) is listed in the Prime Standard and Tec-DAX of the German Stock Exchange (Deutsche Börse) and is included in the MSCI World Index.

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For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG    ■    Kackertstr. 15 – 17    ■    52072 Aachen, Germany

Phone: +49 241 8909 444    ■    Fax: +49 241 8909 445    ■    invest@aixtron.com

www.aixtron.com

©AIXTRON AG

Forward Looking Information

This news release may contain forward-looking statements about the financial conditions, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” and “estimates,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which MOCVD technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

AIXTRON entered into a definitive merger agreement with Genus, Inc. on July 1, 2004. AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +39 241 8909 444.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG    ■    Kackertstr. 15 – 17    ■    52072 Aachen, Germany

Phone: +49 241 8909 444    ■    Fax: +49 241 8909 445    ■    invest@aixtron.com

www.aixtron.com

©AIXTRON AG